UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)1

                       Shared Technologies Fairchild Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.004 per share
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                         (Title of Class of Securities)

                                    818905101
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                                 (Cusip Number)

                                 Daniel R. Tisch
                              Mentor Partners, L.P.
                                 500 Park Avenue
                            New York, New York 10022
                                 (212) 935-7640
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 17, 1997
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                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------

1 The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.).

                                Page 1 of 7 Pages

                                  SCHEDULE 13D


CUSIP No. 818905101                               Page   2   of   7   Pages
          ---------                                    ------   -----


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mentor Partners, L.P.  Employer I.D.# 06-126-0469
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                    (b)  [X]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
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        NUMBER OF             7    SOLE VOTING POWER

         SHARES                    1,074,500
                         -------------------------------------------------------
      BENEFICIALLY            8    SHARED VOTING POWER

        OWNED BY                   0
                         -------------------------------------------------------
          EACH                9    SOLE DISPOSITIVE POWER

        REPORTING                  1,074,500
                         -------------------------------------------------------
         PERSON               10   SHARED DISPOSITIVE POWER

          WITH                     0

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,074,500
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.5%
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14   TYPE OF REPORTING PERSON*

     PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 7 Pages

     This Amendment No. 1 amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on September 8, 1997 (the "Schedule 13D") by Mentor Partners, L.P., a Delaware limited partnership (the "Partnership"), relating to Common Stock, par value $0.004 per share (the "Shares"), of Shared Technologies Fairchild Inc., a Delaware corporation (the "Company"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 13D.

Item  3.  Source and Amount of Funds or Other Consideration.

     The information set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

     The $10,818,905.46 used to purchase Shares of the Company for the Partnership came from the Partnership's working capital, which may at any given time include funds borrowed in the ordinary course of its business activities from margin accounts. All of the Company Shares acquired by the Partnership were purchased in the ordinary course of business.

     The $869,368.25 used to purchase Shares of the Company for Offshore was Furnished from Offshore's investment capital, which at any given time include funds borrowed in the ordinary course of its business activities from margin accounts. All of the Shares of the Company acquired for Offshore were purchased in the ordinary course of business.

                                Page 3 of 7 Pages

Item  5.  Interest in Securities of the Issuer.

     The  information  set forth in Item 5 of the Schedule 13D is hereby amended
and  supplemented  by  adding  the  following   information  to  the  respective
paragraphs thereof:

     (a) As of the date hereof, the Partnership owns beneficially an aggregate of 994,500 Shares of the Company (or approximately 6.0% of the Company's Common Stock outstanding on August 13, 1997) and the Partnership may be deemed to own beneficially an aggregate of an additional 80,000 Shares of the Company (or 0.5% of the Company common stock outstanding on August 13, 1997) owned by Offshore, in each case based on the number of 16,570,008 Shares of Company Common Stock then outstanding as set forth in the Company's most recent filing with the Securities and Exchange Commission.

     (c) Except as set forth in Exhibit A, which is hereby incorporated herein by reference, no transactions in the Shares have been effected during the past sixty days by the Partnership or, to its best knowledge, any of the Control Persons or Offshore.

                                Page 4 of 7 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 September 18, 1997
                                                 ------------------
                                                      (Date)


                                                 /s/ Daniel Tisch
                                                 ----------------
                                                   (Signature)


                                                 Daniel R. Tisch
                                                 Authorized Signatory
                                                 MENTOR PARTNERS, L.P.
                                                 ---------------------
                                                    (Name/Title)



                                Page 5 of 7 Pages

                                    EXHIBIT A

                    Acquisitions of Shares by the Partnership
                     and Offshore During the Past Sixty Days
                     ---------------------------------------

                      Date of         Number       Aggregate     Price Per
Entity              Transaction     of Shares        Price          Share

Partnership       July 17, 1997       303,200     3,219,074.40     10.617

                  July 18, 1997        57,500       610,972.00     10.626

                  July 25, 1997         1,000        10,592.50     10.593

                  July 30, 1997        55,000       582,444.50     10.590

                  July 30, 1997        25,000       266,875.00     10.675

                 August 4, 1997         3,000        31,965.00     10.655

                August 12, 1997        20,000       215,000.00     10.750

                August 12, 1997         9,500       102,378.65     10.777

                August 13, 1997        45,000       483,750.00     10.750

                August 13, 1997        26,500       285,450.05     10.772

                August 27, 1997        62,000       667,740.00     10.770

                August 28, 1997        75,500       812,855.65     10.766

              September 2, 1997        15,500       167,169.05     10.785

              September 2, 1997        81,100       876,893.75     10.813

              September 9, 1997        10,000       116,450.00     11.645

             September 10, 1997        40,000       470,176.00     11.754

             September 11, 1997        29,700       345,856.50     11.645

             September 11, 1997         6,000        70,680.00     11.780

             September 12, 1997        13,000       153,010.00     11.770

             September 15, 1997        24,700       289,493.88     11.720

             September 16, 1997        10,000       115,513.00     11.551

             September 17, 1997        40,500       458,156.25     11.313

             September 17, 1997        40,800       466,409.28     11.432



Offshore          July 17, 1997        20,000       212,340.00     10.617

                  July 18, 1997         5,000        53,128.00     10.626

                  July 30, 1997         5,000        52,949.50     10.590

                  July 30, 1997         5,000        53,375.00     10.675


                                Page 6 of 7 Pages

                 August 4, 1997         5,000        53,275.00     10.655

                August 12, 1997        10,000       107,500.00     10.750

                August 21, 1997         2,000        21,310.00     10.655

                August 27, 1997         8,000        86,160.00     10.770

             September 10, 1997         5,000        58,750.00     11.750

             September 17, 1997         7,500        84,843.75     11.313

             September 17, 1997         7,500        85,737.00     11.432


================================================================================
All Shares were purchased in transactions on the NASDAQ National Market.

                                Page 7 of 7 Pages